 **ANGLO AMERICAN**


04036886

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk



7 September, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
    Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

• Notification of Directors' Interests dated 7 September 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant

Enc - 5 copies

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,655 ordinary shares were transferred today at a price of £12.69. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 September 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

N Jordan
Company Secretary
7 September 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,655 ordinary shares were transferred today at a price of £12.69. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 September 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

N Jordan
Company Secretary
7 September 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,655 ordinary shares were transferred today at a price of £12.69. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 September 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

N Jordan
Company Secretary
7 September 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,655 ordinary shares were transferred today at a price of £12.69. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 September 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

N Jordan
Company Secretary
7 September 2004

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,655 ordinary shares were transferred today at a price of £12.69. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 7 September 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

N Jordan
Company Secretary
7 September 2004